1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 3, 2012
VIA EDGAR
United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549 Attn: John Ganley
Re: PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Numbers 333-180084 and 814-00891
Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on May 30, 2012 and subsequent discussions between Mr. Ganley and Thomas Friedmann and William Tuttle of Dechert LLP, outside counsel to the Company, regarding Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 (Registration No. 333-180084) (the “Registration Statement”) and the prospectus included therein. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.      We do not believe it is appropriate to treat money market funds as floating rate instruments for purposes of assessing the Company’s compliance with Rule 35d-1 under the 1940 Act. Please eliminate reference to money market funds in the description of floating rate instruments and confirm that money market funds will not be treated as floating rate instruments for purposes of assessing the Company’s compliance with Rule 35d-1 under the 1940 Act.

Response:

The Company confirms that it will not treat money market funds as floating rate instruments for purposes of assessing the Company’s compliance with Rule 35d-1 under the 1940 Act. As requested, the Company will eliminate from its disclosure in any post-effective amendment to the Registration Statement, in any new registration statement on Form N-2, in any prospectus

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John Ganley July 3, 2012 Page 2

supplement and, to the extent applicable, in any report with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) any reference to money market funds in the description of floating rate instruments.

2.      Please provide us with examples of the types of variable rate derivative instruments in which the Company may invest and confirm that the Company will value such variable rate derivative instruments in a manner consistent with applicable Staff guidance.

Response:

The Company believes that futures, hedging and swap contracts, including currency futures contracts, interest rate swaps and total return swaps, are types of variable rate derivative instruments in which it may invest. The Company hereby confirms that it will value such variable rate derivative instruments in a manner consistent with applicable Staff guidance.

3.      Under the heading “Price Range of Common Stock,” please revise the numbers in the columns entitled “Discount of High Sales Price to NAV” and “Discount of Low Sales Price to NAV” to include either minus signs or parentheses around the numbers.

Response:

As requested, the Company will include in its disclosure in any post-effective amendment to the Registration Statement, in any new registration statement on Form N-2 and in any prospectus supplement in the columns entitled “Discount of High Sales Price to NAV” and “Discount of Low Sales Price to NAV” under the heading “Price Range of Common Stock” and, to the extent applicable, in any report filed with the Commission under the Exchange Act, either minus signs or parentheses around the numbers.

4.      Please include under the heading “Certain Relationships and Transactions — Investment Management Agreement — Investment Advisory Agreement” the example of how the average adjusted gross assets is calculated as set forth in your response letter dated May 9, 2012.

Response:

As requested, the Company will include in its disclosure in any post-effective amendment to the Registration Statement, in any new registration statement on Form N-2 and in any prospectus supplement under the heading “Certain Relationships and Transactions — Investment Management Agreement — Investment Advisory Agreement” and, to the extent applicable, in any report filed with the Commission under the Exchange Act, the example of how the average adjusted gross assets is calculated as set forth in our response letter dated May 9, 2012.

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John Ganley July 3, 2012 Page 3

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ William J. Tuttle
William J. Tuttle
Cc: Arthur H. Penn, PennantPark Floating Rate Capital Ltd.
Aviv Efrat, PennantPark Floating Rate Capital Ltd.
Thomas J. Friedmann, Dechert LLP
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